UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chesapeake Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

165167107

(CUSIP Number)

Jeff Zlotky

NGP Energy Capital Management, L.L.C.

5221 O’Connor Blvd., Suite 1100

Irving, Texas 75039

(972) 432-1440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165167107

1	Name of Reporting Person Esquisto Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 139,559,070

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 139,559,070

11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,559,070

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6% (1)

14	Type of Reporting Person (See Instructions) OO

(1)         Based on 1,631,724,765 shares of common stock issued and outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed February 27, 2019.

CUSIP No. 165167107

1	Name of Reporting Person WHR Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 110,812,594

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 110,812,594

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,812,594

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8% (1)

14	Type of Reporting Person (See Instructions) OO

(1)         Based on 1,631,724,765 shares of common stock issued and outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed February 27, 2019.

CUSIP No. 165167107

1	Name of Reporting Person NGP XI US Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 200,000,128 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 200,000,128 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,128 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.3% (2)

14	Type of Reporting Person (See Instructions) PN

(1)         As further described in Item 5, NGP XI US Holdings, L.P. may be deemed to beneficially own the shares of common stock of the Issuer that are held by Esquisto Holdings, LLC and WHE AcqCo Holdings, LLC, in addition to the shares it owns of the Issuer.

(2)         Based on 1,631,724,765 shares of common stock issued and outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed February 27, 2019.

CUSIP No. 165167107

1	Name of Reporting Person WHE AcqCo Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,398,161

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,398,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,398,161

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.8% (1)

14	Type of Reporting Person (See Instructions) OO

(1)         Based on 1,631,724,765 shares of common stock issued and outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed February 27, 2019.

CUSIP No. 165167107

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 310,812,722 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 310,812,722 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 310,812,722 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (2)

14	Type of Reporting Person (See Instructions) OO

(1)         As further described in Item 5, NGP Energy Capital Management, L.L.C. may be deemed to beneficially own the shares of common stock of the Issuer that are held by Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, NGP XI US Holdings, L.P. and WHR Holdings, LLC.

(2)         Based on 1,631,724,765 shares of common stock issued and outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed February 27, 2019.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed jointly on February 11, 2019 by each of Esquisto Holdings, LLC, a Delaware limited liability company (“Esquisto Holdings”), WHR Holdings, LLC, a Delaware limited liability company (“WHR Holdings”), NGP XI US Holdings, L.P., a Delaware limited partnership (“NGP XI US Holdings”), WHE AcqCo Holdings, LLC, a Delaware limited liability company (WHE AcqCo Holdings”), and NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM” and, collectively, the “Reporting Persons”), concerning common stock, par value $0.01 per share (“Common Stock”), of Chesapeake Energy Corporation, an Oklahoma corporation (the “Issuer”).

This Amendment is being filed as a result of the execution of a separate plan for the sale of Common Stock designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 by each of Esquisto Holdings, WHR Holdings, NGP XI US Holdings and WHE AcqCo Holdings (the “10b5-1 Plans”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 is hereby incorporated by reference.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with the following information:

(a)-(b)

Esquisto Investment Holdings, LLC (“Esquisto Investment Holdings”) owns 100% of the capital interests in Esquisto Holdings, NGP XI US Holdings directly and indirectly owns 90% of Esquisto Investment Holdings, and certain members of Esquisto Holdings’ and Esquisto Investment Holdings’ management own the remaining 10.0%. Additionally, NGP XI US Holdings has shared rights to appoint a majority of the board of managers of Esquisto Investment Holdings. Further, NGP XI US Holdings owns 100% of the capital interests in WHE AcqCo Holdings. As a result, NGP XI US Holdings may be deemed to indirectly beneficially own the shares held by each of Esquisto Holdings and WHE AcqCo Holdings. NGP XI US Holdings disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein and this statement shall not be construed as an admission that NGP XI US Holdings is the beneficial owner of any such shares.

NGP XI Holdings GP, L.L.C. (“NGP XI Holdings GP”) is the sole general partner of NGP XI US Holdings, NGP Natural Resources XI, L.P. (“NGP Natural Resources XI”) is the sole member of NGP XI Holdings GP, G.F.W. Energy XI, L.P. (“GFW Energy XI”) is the sole general partner of NGP Natural Resources XI and GFW XI, L.L.C. (“GFW XI”) is the sole general partner of GFW Energy XI. GFW XI has delegated full power and authority to manage NGP XI US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over shares held by NGP XI US Holdings and therefore may also be deemed to be the beneficial owner of such shares. Each of NGP XI Holdings GP, NGP Natural Resources XI, GFW Energy XI, GFW XI and NGP ECM disclaims beneficial ownership of the reported securities in excess of its pecuniary interest therein.

WildHorse Investment Holdings, LLC (“WildHorse Investment Holdings”) owns 100% of the capital interests in WHR Holdings. NGP X US Holdings, L.P. (“NGP X US Holdings”) owns 90.3% of WildHorse Investment Holdings, and certain former members of WildHorse’s management own the remaining 9.7%. As a result, NGP X US Holdings may be deemed to indirectly beneficially own the shares held by WHR Holdings. NGP X Holdings GP, L.L.C. (“NGP X Holdings GP”) is the sole general partner of NGP X US Holdings, NGP Natural Resources X, L.P. (“NGP X”) is the sole member of NGP X Holdings GP, G.F.W. Energy X, L.P. (“GFW X”) is the sole general partner of NGP X and GFW X, L.L.C. (“GFW X GP”) is the sole general partner of GFW X. GFW X GP has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over the shares held by WHR Holdings and therefore may also be deemed to be the beneficial owner of such shares. NGP ECM disclaims beneficial ownership of such shares in excess of its pecuniary interest therein.

1.              Esquisto Holdings

a.              Amount beneficially owned: 139,559,070

b.              Percent of class: 8.6%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 139,559,070

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 139,559,070

2.              WHR Holdings

a.              Amount beneficially owned: 110,812,594

b.              Percent of class: 6.8%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 110,812,594

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 110,812,594

3.              NGP XI US Holdings

a.              Amount beneficially owned: 200,000,128

b.              Percent of class: 12.3%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 200,000,128

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 200,000,128

4.              WHE AcqCo Holdings

a.              Amount beneficially owned: 13,398,161

b.              Percent of class: 0.8%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 13,398,161

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 13,398,161

5.              NGP ECM

a.              Amount beneficially owned: 310,812,722

b.              Percent of class: 19.0%

c.               Number of shares as to which the person has:

i.                  Sole power to vote or to direct the vote: 0

ii.               Shared power to vote or to direct the vote: 310,812,722

iii.            Sole power to dispose or to direct the disposition of: 0

iv.           Shared power to dispose or to direct the disposition of: 310,812,722

(c)          Exhibit G, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Stock that were effected during the past sixty days by the Reporting Persons.

(d)         The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and such persons set forth on Annex A attached hereto, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On March 29, 2019, Esquisto Holdings, WHR Holdings, WHE AcqCo Holdings and NGP XI US Holdings entered into the 10b5-1 Plans with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to sell Common Stock of the Issuer. Pursuant to the 10b5-1 Plans, Merrill Lynch is authorized to sell shares of Common Stock on behalf of Esquisto Holdings, WHR Holdings, WHE AcqCo Holdings and NGP XI US Holdings, in accordance with the 10b5-1 Plans, subject to the satisfaction of certain conditions and restrictions set forth therein. Merrill Lynch is authorized to commence sales in accordance with the 10b5-1 Plans on April 15, 2019 and to terminate sales on July 31, 2019 or such earlier date as set forth in the 10b5-1 Plans. Copies of the 10b5-1 Plans are filed as Exhibits H – K to this Amendment and are incorporated herein by reference.

Item 7.                                 Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit G	Trading Data

Exhibit H	Esquisto Holdings, LLC 10b5-1 Plan, by and between Esquisto Holdings, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 29, 2019

Exhibit I	WHR Holdings, LLC 10b5-1 Plan, by and between WHR Holdings, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 29, 2019

Exhibit J	NGP XI US Holdings, L.P. 10b5-1 Plan, by and between NGP XI US Holdings, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 29, 2019

Exhibit K	WHE AcqCo Holdings, LLC 10b5-1 Plan, by and between WHE AcqCo Holdings, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 29, 2019

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2019

ESQUISTO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHR HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.

By:	NGP XI Holdings GP, L.L.C, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHE ACQCO HOLDINGS, LLC

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Co-Chief Executive Officer

Exhibit G

Trading Data

All of these transactions were effected in the open-market through a broker. Trading data is through April 2, 2019.

Name	Trade Date	Transaction	Quantity		Weighted Average Price Per Share
Esquisto Holdings, LLC	March 26, 2019	Sold Common Stock	255,230		3.25
Esquisto Holdings, LLC	March 21, 2019	Sold Common Stock	978,783		3.26
Esquisto Holdings, LLC	March 20, 2019	Sold Common Stock	1,676,564		3.31
WHE AcqCo Holdings, LLC	March 26, 2019	Sold Common Stock	24,503		3.25
WHE AcqCo Holdings, LLC	March 21, 2019	Sold Common Stock	93,967		3.26
WHE AcqCo Holdings, LLC	March 20, 2019	Sold Common Stock	160,956		3.31
NGP XI US Holdings, L.P.	March 26, 2019	Sold Common Stock	86,033	*	3.25
NGP XI US Holdings, L.P.	March 21, 2019	Sold Common Stock	329,930	*	3.26
NGP XI US Holdings, L.P.	March 20, 2019	Sold Common Stock	565,140	*	3.31
WHR Holdings, LLC	March 26, 2019	Sold Common Stock	202,658		3.25
WHR Holdings, LLC	March 21, 2019	Sold Common Stock	777,172		3.26
WHR Holdings, LLC	March 20, 2019	Sold Common Stock	1,331,224		3.31

*Amount does not include shares sold by Esquisto Holdings, LLC and WHE AcqCo Holdings, LLC.

Exhibit H

Issuer Name:  Chesapeake Energy Corporation

Fund Name:  Esquisto Holdings, LLC

Symbol:  CHK

Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions

The undersigned, Esquisto Holdings, LLC (the “Fund”), as of March 29, 2019 (the “Adoption Date”), establishes this Sales Plan (“Plan”) in order to sell shares of the common stock (“Shares”) of Chesapeake Energy Corporation (“Issuer”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  The Fund requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.                                      Sales Instructions

1.1                               Merrill Lynch is authorized to execute transactions in accordance with the attached SEC Rule 10b5-1 Sales Instruction — Annex (“Sales Instruction”).

With respect to the Shares to be sold under this Plan, the Fund agrees that the Fund is responsible for any and all dividends, rights or payments of any kind that are or may become payable to any purchaser of the Shares sold under this Plan prior to the registration of the Shares in the name of Merrill Lynch or its nominee and, if the Fund is holding all or some of these Shares, the Fund agrees that the Fund shall not be entitled to such dividends, rights or payments prior to the issuance of the Shares.  The Fund agrees to pay or deliver to Merrill Lynch upon demand, any and all funds, securities, dividends or distributions due to it, if, for any reason, the Shares to be issued and sold under this Plan are not promptly delivered to Merrill Lynch.

2.                                      Execution, Average Pricing and Pro Rata Allocation of Sales

The Fund agrees and acknowledges that:

2.1                               If the Fund’s order to sell Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, the Fund’s order shall be handled as “not held”.  A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.  This provision shall only apply to orders handled by a Merrill Lynch trading desk.

2.2                               Merrill Lynch may execute the Fund’s order:  (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate the Fund’s order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each seller.

2.3                               When orders are aggregated, Merrill Lynch shall allocate the proceeds of shares sold pro rata among the sellers, based on the ratio of (x) the shares to be sold and (y) the sum of the proceeds of all shares sold, and Merrill Lynch will provide each seller an “average price confirmation” that identifies the amount of securities sold for the applicable seller together with an average price for sales.

3.                                      Stock Splits/Reincorporation/Reorganizations

3.1                               In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

3.2                               In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be sold will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Merrill Lynch of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be sold.

3.3                               In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

4.                                      Account Credit

In the event any scheduled sale of Shares is not executed as provided for in Section 1 (or Section 7, if applicable) of the Plan, upon Merrill Lynch’s knowledge of such event, Merrill Lynch shall sell Shares that should have been sold as soon as reasonably practicable, and will credit the Fund’s account as if such sale had been executed as instructed in Section 1 (or Section 7, if applicable), provided, however, that no such sale shall occur after the termination of this Plan, pursuant to this provision.

5.                                      Compliance with Rule 144 and Rule 145

5.1                               The Fund understands and agrees that if the Fund or any entity or individual acting as the Fund’s general partner, is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

5.2                               The Fund requests and authorizes Merrill Lynch to complete and file on behalf of the Fund any Forms 144 (pre-signed on behalf of the fund) necessary to effect sales under the Plan.

2

5.3                               If appropriate, the Fund understands that Merrill Lynch will not file a Form 144 until the expiration of the 90 day period following the previously filed Form 144, filed on March 20, 2019, relating to the Shares. The next Form 144 will be filed on or after June 18, 2019 for all remaining Shares not yet sold under the Plan. If additional Form 144 filing is required, Merrill Lynch will make one Form 144 filing at the beginning of each weekly period commencing with the date of the first sale made in connection with this Plan and assuming that Merrill Lynch reasonably believes that sales will be effected during such weekly period under this Plan.

5.4                               A Form 144 shall be filed for all applicable sales pursuant to this Plan and shall indicate that the sales are made pursuant to this Plan.

5.5                               Merrill Lynch will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations in the aggregate for sales under the Plan and, to the extent Merrill Lynch is notified in writing in the manner set forth in this Plan of such sales prior thereto, sales made by any entity or individual acting as the Fund’s general partner who may be deemed an “affiliate” of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations), which entities and individuals currently include David W. Hayes, NGP XI US Holdings, L.P., WHR Holdings, LLC, and WHE AcqCo Holdings, LLC.  The Fund will provide the Venture Services Group at Merrill Lynch prior notice of any sales by any of the entities or individuals acting as the Fund’s general partner, and who may be deemed an affiliate of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations).  Notwithstanding the foregoing, the Fund will cause any such general partner of the Fund to refrain from selling any Shares to the extent such sales would in effect, by virtue of the Rule 144 volume limitations, prevent any sales of Shares under this Plan pursuant to the Sales Instruction.

5.6                               The Fund will notify the Venture Services Group at Merrill Lynch prior to taking any action or to causing any other person or entity to take any action that would require the Fund to aggregate sales of Shares pursuant to Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

6.                                      Representations, Warranties and Covenants

In consideration of Merrill Lynch accepting orders to sell securities under this Plan, the Fund makes the following representations, warranties and covenants:

6.1                               The Fund has established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when neither the Fund nor any entity or individual authorizing or directing the Fund to enter into this Plan, including the Fund’s general partner, was aware of material nonpublic information about the Issuer or its Shares.

6.2                               The Fund has consulted with legal counsel and other advisors in connection with its decision to enter into the Plan and has confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

3

The Fund has not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-1.

6.3                               The Fund owns all Shares that are subject to the Plan free and clear of liens or encumbrances of any kind, and/or the Fund will own all such Shares free and clear of liens or encumbrances of any kind at the time of their Sale as provided for in this Plan.  There are no restrictions imposed on the Fund, the Shares or the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan.

6.4                               While the Plan is in effect, except as provided in the Plan, the Fund will not engage in offsetting or hedging transactions in violation of Rule 10b5-1; and will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by the Fund.

6.5                               While the Plan is in effect, neither the Fund nor any entity or individual acting as the Fund’s general partner will disclose to any employee of Merrill Lynch, including the Fund’s Private Wealth Advisor or Financial Advisor, any material nonpublic information concerning the Shares or the Issuer.  The Fund and Merrill Lynch acknowledge and agree that Merrill Lynch shall not sell Shares pursuant to this Plan at any time when any person at Merrill Lynch executing or effecting such sales is aware of material nonpublic information concerning the Issuer or its securities.

6.6                               While the Plan is in effect, the Fund will not attempt to exercise any influence over how, when or whether to effect sales of Shares pursuant to the Plan.

6.7                               The Plan does not violate the Issuer’s insider trading policies.

6.8                               The Fund agrees to make or cause to be made all filings required under the Securities Act and/or the Exchange Act, including under Rule 144 and pursuant to Section 13 and Section 16 of the Exchange Act, and any other filings necessary provided however, that Merrill Lynch shall be responsible for the preparation and filing of Forms 144 to the extent set forth in Section 5.2.

6.9                               As to delivery requirements:

1.                                      Prior to the date of execution of any sales specified under the Plan, the Fund agrees to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be sold pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect settlement of sales of such Shares on the Fund’s behalf.

2.                                      The Fund agrees that Merrill Lynch’s obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

4

6.10                        The Fund agrees to inform Merrill Lynch as soon as possible after the Fund’s manager becomes aware of any of the following:

1.                                      any subsequent restrictions imposed on the Fund due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan, and

2.                                      the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 7 or Section 8 of the Plan, respectively.

6.11                        The Fund has provided, or caused the Issuer to provide, Merrill Lynch with a certificate completed by the Issuer, substantially in the form of Annex A hereto (“Issuer Certificate”).

6.12                        The Fund is duly organized, formed or incorporated, as the case may be, and is authorized, empowered and qualified to execute this Plan. The individual signing this Plan and any agreements contemplated hereby and thereby on the Fund’s behalf has been duly authorized to do so.

7.                                      Suspension

7.1                               Sales pursuant to Section 1 above shall be suspended where:

1.                                      Merrill Lynch determines that a suspension, halt or delay of trading of Shares on securities exchanges, alternative trading systems, and other markets it accesses to sell Shares (each a “Trading System”) prevents Merrill Lynch from selling Shares under this Plan, such as when there is a market-wide regulatory halt or delay.  For the avoidance of doubt, if there is a non-regulatory halt or delay of trading on a Trading System, such as a halt or delay of trading due to a systems issue specific to that Trading System, Merrill Lynch may sell Shares under this Plan on another Trading System that is not affected by the halt or delay;

2.                                      there is insufficient demand for any or all of the Shares at or above the specified price (e.g., the specified price met but all Shares could not be sold at or above the specified price);

3.                                      Merrill Lynch, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares;

4.                                      Merrill Lynch is notified in writing by the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Fund (including without limitation, Regulation M) or other material adverse consequence to the Issuer;

5.                                      Merrill Lynch is notified in writing by the Issuer that (i) in the case of Shares being sold that will be acquired pursuant to a registration statement filed under the

5

Securities Act, the registration statement has terminated, been suspended, expired or is otherwise unavailable; or (ii) a public announcement of a public offering of securities by the Issuer has been made.

7.2                               Merrill Lynch will resume sales in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume sales in accordance with Section 1 of the Plan in the case of the occurrence of an event described in 7.1.4 or 7.1.5 above or (b) Merrill Lynch determines, in its sole discretion, that it may resume sales in accordance with the Plan in the case of the occurrence of an event described in 7.1.1, 7.1.2 or 7.1.3 above.

7.3                               Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under this Section will be carried forward to be sold with the next amount of shares to be sold in accordance with Section 1 of the Plan. In the event Section 1 of the Plan provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with Section 1 of the Plan.

7.4                               Merrill Lynch is released from all liability in connection with any suspension of sales, including, but not limited to, liability for the loss of market value.

8.                                      Termination

The Plan shall terminate on the earliest to occur of the following:

8.1                               the end date listed in the Sales Instruction;

8.2                               the completion of all sales contemplated in Section 1 of the Plan;

8.3                               the Fund’s or Merrill Lynch’s reasonable determination that:  (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws;  (b) the Fund has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Fund has made misstatements in its representations or warranties in Section 6, above;

8.4                               receipt by Merrill Lynch of written notice from the Issuer or the Fund of:  (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

8.5                               receipt by Merrill Lynch of written notice of termination from the Fund or Issuer.

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9.                                      Indemnification

9.1                               The Fund agrees to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by the Fund of the Plan, or any violation by the Fund of applicable federal or state laws or regulations.  This indemnification shall survive termination of the Plan.

9.2                               Merrill Lynch agrees to indemnify and hold harmless the Fund and its directors, officers, managers, partners, employees and affiliates from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating, any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan. This indemnification shall survive termination of the Plan.

10.                               Modification and Amendment

The Plan, including the Sales Instruction, may be modified or amended only upon (a) the written agreement of the Fund and Merrill Lynch; (b) the receipt by Merrill Lynch of written confirmation from the Fund to the effect that the representations, warranties and covenants contained in Section 6 above, are true as of the date of such written confirmation; and (c) the receipt by Merrill Lynch of a new Issuer Certificate or written confirmation signed by the Issuer that the representations, warranties and covenants contained in the original Issuer Certificate are true as of the date of such written confirmation.

11.                               Counterparts

The Plan may be signed in counterparts, each of which will be an original.

12.                               Entire Agreement

The Plan, including the representations, warranties and covenants in Section 6, constitutes the entire agreement between the Fund and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

13.                               Governing Law

This Plan will be governed by and construed in accordance with the laws of the State of New York.

14.                               Information

14.1                        The Fund authorizes Merrill Lynch, and Merrill Lynch agrees, to transmit transaction information via email regarding open market transactions under the Plan to:

Name: Jeff Zlotky	Name: Sam Stoutner
Title: Partner and General Counsel	Title: Principal

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Organization: NGP Energy Capital	Organization: NGP Energy Capital
Tel: 972-432-1384	Tel: 972-432-1446
e-mail: jzlotky@ngptrs.com	e-mail: sstoutner@ngptrs.com

14.2                        Merrill Lynch agrees that best efforts will be made to notify the designated contacts set forth in Section 14.1 of all open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale.

14.3                        The Fund acknowledges that Merrill Lynch (a) has no obligation to confirm receipt of any emailed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

14.4                        If any of the above contact information changes, or the Fund would like to terminate this authorization, the Fund will promptly notify Merrill Lynch in writing.  The Fund further authorizes Merrill Lynch to transmit transaction information to a third party service provider who will make the information available, within the time frame specified in Section 14.2, to the Fund’s designated representative(s) listed above.

15.                               Notices

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch, to:

Valerie Garcia Houts	Henry Villeda
Managing Director-Wealth Management	Senior Vice President
Senior International Financial Advisor	Venture Services Group
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Inc.
Merrill Lynch, Pierce, Fenner & Smith Inc.	101 California Street, Suite 1300
101 California Street, Suite 1300	San Francisco, CA 94111
San Francisco, CA 94111	T 415.576.8638
T 415.576.8609	henry_villeda@ml.com
valerie_houts@ml.com

Timothy Walker	Justin Skoryi
Registered Analyst — Relationship Management	Vice President, Market Supervision Manager
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch, Pierce, Fenner & Smith Inc.	Venture Services
114 W 47th St, 17th Floor	101 California St, Ste 1300
New York, NY 10036	San Francisco, CA 94111
T 212.382.8584	Phn: 415-955-3822
timothy.m.walker@ml.com	justin.skoryi@ml.com

If to the Fund, to: On File

8

[Signature Page Follows]

9

This Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions is established and agreed to as of the Adoption Date.

Esquisto Holdings, LLC
By:	/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person of Esquisto Holdings, LLC
Date: March 29, 2019

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acknowledged and Agreed this 29th day of

March, 2019

By:	/s/ Justin Skoryi
Name:	Justin Skoryi
Title:	Vice President, Market Supervision Manager

Annex A — Issuer Certificate

This Annex A may not be amended except in accordance with the Plan.

1.                                      The Issuer has reviewed and approved, and retained a copy of, the Plan relating to the Shares in accordance with its Policy on Insider Trading.

2.                                      The Plan does not conflict with Issuer’s insider trading policies, and, to the Issuer’s knowledge, there are no legal, regulatory or contractual restrictions imposed by the Issuer that are applicable to the Fund as of the date of this representation that would prohibit the Fund from entering into the Plan or affecting any sale of Shares pursuant to the Plan.

3.                                      While the Plan is effective, Issuer agrees to confirm by telephone, upon reasonable request of Merrill Lynch, the following due diligence items:

a.                                      the composition of Issuer’s board of directors and the record holdings of the Fund as of a recent date, and

b.                                      If the Issuer is aware of a legal, regulatory or contractual restriction imposed by the Issuer applicable to the Fund or Fund’s affiliates that would prohibit any sale pursuant to the Plan (other than any such restriction relating to Fund’s possession or alleged possession of material nonpublic information about the Issuer or its securities) (the confirmation merely stating that a restriction applies to the Fund without specifying the reasons for the restriction);

Dated:	March 29, 2019
By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief
Financial Officer

11

Exhibit I

Issuer Name: Chesapeake Energy Corporation

Fund Name: WHR Holdings, LLC

Symbol: CHK

Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions

The undersigned, WHR Holdings, LLC (the “Fund”), as of March 29, 2019 (the “Adoption Date”), establishes this Sales Plan (“Plan”) in order to sell shares of the common stock (“Shares”) of Chesapeake Energy Corporation (“Issuer”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  The Fund requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.                                      Sales Instructions

1.1                               Merrill Lynch is authorized to execute transactions in accordance with the attached SEC Rule 10b5-1 Sales Instruction — Annex (“Sales Instruction”).

With respect to the Shares to be sold under this Plan, the Fund agrees that the Fund is responsible for any and all dividends, rights or payments of any kind that are or may become payable to any purchaser of the Shares sold under this Plan prior to the registration of the Shares in the name of Merrill Lynch or its nominee and, if the Fund is holding all or some of these Shares, the Fund agrees that the Fund shall not be entitled to such dividends, rights or payments prior to the issuance of the Shares.  The Fund agrees to pay or deliver to Merrill Lynch upon demand, any and all funds, securities, dividends or distributions due to it, if, for any reason, the Shares to be issued and sold under this Plan are not promptly delivered to Merrill Lynch.

2.                                      Execution, Average Pricing and Pro Rata Allocation of Sales

The Fund agrees and acknowledges that:

2.1                               If the Fund’s order to sell Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, the Fund’s order shall be handled as “not held”.  A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.  This provision shall only apply to orders handled by a Merrill Lynch trading desk.

2.2                               Merrill Lynch may execute the Fund’s order:  (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate the Fund’s order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each seller.

2.3                               When orders are aggregated, Merrill Lynch shall allocate the proceeds of shares sold pro rata among the sellers, based on the ratio of (x) the shares to be sold and (y) the sum of the proceeds of all shares sold, and Merrill Lynch will provide each seller an “average price confirmation” that identifies the amount of securities sold for the applicable seller together with an average price for sales.

3.                                      Stock Splits/Reincorporation/Reorganizations

3.1                               In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

3.2                               In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be sold will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Merrill Lynch of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be sold.

3.3                               In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

4.                                      Account Credit

In the event any scheduled sale of Shares is not executed as provided for in Section 1 (or Section 7, if applicable) of the Plan, upon Merrill Lynch’s knowledge of such event, Merrill Lynch shall sell Shares that should have been sold as soon as reasonably practicable, and will credit the Fund’s account as if such sale had been executed as instructed in Section 1 (or Section 7, if applicable), provided, however, that no such sale shall occur after the termination of this Plan, pursuant to this provision.

5.                                      Compliance with Rule 144 and Rule 145

5.1                               The Fund understands and agrees that if the Fund or any entity or individual acting as the Fund’s general partner, is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

5.2                               The Fund requests and authorizes Merrill Lynch to complete and file on behalf of the Fund any Forms 144 (pre-signed on behalf of the fund) necessary to effect sales under the Plan.

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5.3                               If appropriate, the Fund understands that Merrill Lynch will not file a Form 144 until the expiration of the 90 day period following the previously filed Form 144, filed on March 20, 2019, relating to the Shares. The next Form 144 will be filed on or after June 18, 2019 for all remaining Shares not yet sold under the Plan. If additional Form 144 filing is required, Merrill Lynch will make one Form 144 filing at the beginning of each weekly period commencing with the date of the first sale made in connection with this Plan and assuming that Merrill Lynch reasonably believes that sales will be effected during such weekly period under this Plan.

5.4                               A Form 144 shall be filed for all applicable sales pursuant to this Plan and shall indicate that the sales are made pursuant to this Plan.

5.5                               Merrill Lynch will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations in the aggregate for sales under the Plan and, to the extent Merrill Lynch is notified in writing in the manner set forth in this Plan of such sales prior thereto, sales made by any entity or individual acting as the Fund’s general partner who may be deemed an “affiliate” of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations), which entities and individuals currently include David W. Hayes, Esquisto Holdings, LLC, NGP XI US Holdings, L.P., and WHE AcqCo Holdings, LLC.  The Fund will provide the Venture Services Group at Merrill Lynch prior notice of any sales by any of the entities or individuals acting as the Fund’s general partner, and who may be deemed an affiliate of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations).  Notwithstanding the foregoing, the Fund will cause any such general partner of the Fund to refrain from selling any Shares to the extent such sales would in effect, by virtue of the Rule 144 volume limitations, prevent any sales of Shares under this Plan pursuant to the Sales Instruction.

5.6                               The Fund will notify the Venture Services Group at Merrill Lynch prior to taking any action or to causing any other person or entity to take any action that would require the Fund to aggregate sales of Shares pursuant to Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

6.                                      Representations, Warranties and Covenants

In consideration of Merrill Lynch accepting orders to sell securities under this Plan, the Fund makes the following representations, warranties and covenants:

6.1                               The Fund has established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when neither the Fund nor any entity or individual authorizing or directing the Fund to enter into this Plan, including the Fund’s general partner, was aware of material nonpublic information about the Issuer or its Shares.

6.2                               The Fund has consulted with legal counsel and other advisors in connection with its decision to enter into the Plan and has confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

3

The Fund has not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-1.

6.3                               The Fund owns all Shares that are subject to the Plan free and clear of liens or encumbrances of any kind, and/or the Fund will own all such Shares free and clear of liens or encumbrances of any kind at the time of their Sale as provided for in this Plan.  There are no restrictions imposed on the Fund, the Shares or the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan.

6.4                               While the Plan is in effect, except as provided in the Plan, the Fund will not engage in offsetting or hedging transactions in violation of Rule 10b5-1; and will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by the Fund.

6.5                               While the Plan is in effect, neither the Fund nor any entity or individual acting as the Fund’s general partner will disclose to any employee of Merrill Lynch, including the Fund’s Private Wealth Advisor or Financial Advisor, any material nonpublic information concerning the Shares or the Issuer.  The Fund and Merrill Lynch acknowledge and agree that Merrill Lynch shall not sell Shares pursuant to this Plan at any time when any person at Merrill Lynch executing or effecting such sales is aware of material nonpublic information concerning the Issuer or its securities.

6.6                               While the Plan is in effect, the Fund will not attempt to exercise any influence over how, when or whether to effect sales of Shares pursuant to the Plan.

6.7                               The Plan does not violate the Issuer’s insider trading policies.

6.8                               The Fund agrees to make or cause to be made all filings required under the Securities Act and/or the Exchange Act, including under Rule 144 and pursuant to Section 13 and Section 16 of the Exchange Act, and any other filings necessary provided however, that Merrill Lynch shall be responsible for the preparation and filing of Forms 144 to the extent set forth in Section 5.2.

6.9                               As to delivery requirements:

1.                                      Prior to the date of execution of any sales specified under the Plan, the Fund agrees to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be sold pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect settlement of sales of such Shares on the Fund’s behalf.

2.                                      The Fund agrees that Merrill Lynch’s obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

4

6.10                        The Fund agrees to inform Merrill Lynch as soon as possible after the Fund’s manager becomes aware of any of the following:

1.                                      any subsequent restrictions imposed on the Fund due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan, and

2.                                      the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 7 or Section 8 of the Plan, respectively.

6.11                        The Fund has provided, or caused the Issuer to provide, Merrill Lynch with a certificate completed by the Issuer, substantially in the form of Annex A hereto (“Issuer Certificate”).

6.12                        The Fund is duly organized, formed or incorporated, as the case may be, and is authorized, empowered and qualified to execute this Plan. The individual signing this Plan and any agreements contemplated hereby and thereby on the Fund’s behalf has been duly authorized to do so.

7.                                      Suspension

7.1                               Sales pursuant to Section 1 above shall be suspended where:

1.                                      Merrill Lynch determines that a suspension, halt or delay of trading of Shares on securities exchanges, alternative trading systems, and other markets it accesses to sell Shares (each a “Trading System”) prevents Merrill Lynch from selling Shares under this Plan, such as when there is a market-wide regulatory halt or delay.  For the avoidance of doubt, if there is a non-regulatory halt or delay of trading on a Trading System, such as a halt or delay of trading due to a systems issue specific to that Trading System, Merrill Lynch may sell Shares under this Plan on another Trading System that is not affected by the halt or delay;

2.                                      there is insufficient demand for any or all of the Shares at or above the specified price (e.g., the specified price met but all Shares could not be sold at or above the specified price);

3.                                      Merrill Lynch, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares;

4.                                      Merrill Lynch is notified in writing by the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Fund (including without limitation, Regulation M) or other material adverse consequence to the Issuer;

5.                                      Merrill Lynch is notified in writing by the Issuer that (i) in the case of Shares being sold that will be acquired pursuant to a registration statement filed under the

5

Securities Act, the registration statement has terminated, been suspended, expired or is otherwise unavailable; or (ii) a public announcement of a public offering of securities by the Issuer has been made.

7.2                               Merrill Lynch will resume sales in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume sales in accordance with Section 1 of the Plan in the case of the occurrence of an event described in 7.1.4 or 7.1.5 above or (b) Merrill Lynch determines, in its sole discretion, that it may resume sales in accordance with the Plan in the case of the occurrence of an event described in 7.1.1, 7.1.2 or 7.1.3 above.

7.3                               Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under this Section will be carried forward to be sold with the next amount of shares to be sold in accordance with Section 1 of the Plan. In the event Section 1 of the Plan provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with Section 1 of the Plan.

7.4                               Merrill Lynch is released from all liability in connection with any suspension of sales, including, but not limited to, liability for the loss of market value.

8.                                      Termination

The Plan shall terminate on the earliest to occur of the following:

8.1                               the end date listed in the Sales Instruction;

8.2                               the completion of all sales contemplated in Section 1 of the Plan;

8.3                               the Fund’s or Merrill Lynch’s reasonable determination that:  (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws;  (b) the Fund has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Fund has made misstatements in its representations or warranties in Section 6, above;

8.4                               receipt by Merrill Lynch of written notice from the Issuer or the Fund of:  (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

8.5                               receipt by Merrill Lynch of written notice of termination from the Fund or Issuer.

6

9.                                      Indemnification

9.1                               The Fund agrees to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by the Fund of the Plan, or any violation by the Fund of applicable federal or state laws or regulations.  This indemnification shall survive termination of the Plan.

9.2                               Merrill Lynch agrees to indemnify and hold harmless the Fund and its directors, officers, managers, partners, employees and affiliates from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating, any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan. This indemnification shall survive termination of the Plan.

10.                               Modification and Amendment

The Plan, including the Sales Instruction, may be modified or amended only upon (a) the written agreement of the Fund and Merrill Lynch; (b) the receipt by Merrill Lynch of written confirmation from the Fund to the effect that the representations, warranties and covenants contained in Section 6 above, are true as of the date of such written confirmation; and (c) the receipt by Merrill Lynch of a new Issuer Certificate or written confirmation signed by the Issuer that the representations, warranties and covenants contained in the original Issuer Certificate are true as of the date of such written confirmation.

11.                               Counterparts

The Plan may be signed in counterparts, each of which will be an original.

12.                               Entire Agreement

The Plan, including the representations, warranties and covenants in Section 6, constitutes the entire agreement between the Fund and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

13.                               Governing Law

This Plan will be governed by and construed in accordance with the laws of the State of New York.

14.                               Information

14.1                        The Fund authorizes Merrill Lynch, and Merrill Lynch agrees, to transmit transaction information via email regarding open market transactions under the Plan to:

Name: Jeff Zlotky	Name: Sam Stoutner
Title: Partner and General Counsel	Title: Principal

7

Organization: NGP Energy Capital	Organization: NGP Energy Capital
Tel: 972-432-1384	Tel: 972-432-1446
e-mail: jzlotky@ngptrs.com	e-mail: sstoutner@ngptrs.com

14.2                        Merrill Lynch agrees that best efforts will be made to notify the designated contacts set forth in Section 14.1 of all open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale.

14.3                        The Fund acknowledges that Merrill Lynch (a) has no obligation to confirm receipt of any emailed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

14.4                        If any of the above contact information changes, or the Fund would like to terminate this authorization, the Fund will promptly notify Merrill Lynch in writing.  The Fund further authorizes Merrill Lynch to transmit transaction information to a third party service provider who will make the information available, within the time frame specified in Section 14.2, to the Fund’s designated representative(s) listed above.

15.                               Notices

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch, to:

Valerie Garcia Houts	Henry Villeda
Managing Director-Wealth Management	Senior Vice President
Senior International Financial Advisor	Venture Services Group
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Inc.
Merrill Lynch, Pierce, Fenner & Smith Inc.	101 California Street, Suite 1300
101 California Street, Suite 1300	San Francisco, CA 94111
San Francisco, CA 94111	T 415.576.8638
T 415.576.8609	henry_villeda@ml.com
valerie_houts@ml.com

Timothy Walker	Justin Skoryi
Registered Analyst — Relationship Management	Vice President, Market Supervision Manager
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch, Pierce, Fenner & Smith Inc.	Venture Services
114 W 47th St, 17th Floor	101 California St, Ste 1300
New York, NY 10036	San Francisco, CA 94111
T 212.382.8584	Phn: 415-955-3822
timothy.m.walker@ml.com	justin.skoryi@ml.com

If to the Fund, to: On File

8

[Signature Page Follows]

9

This Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions is established and agreed to as of the Adoption Date.

WHR Holdings, LLC
By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person of WHR Holdings, LLC
Date:	March 29, 2019

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acknowledged and Agreed this 29th day of

March, 2019

By:	/s/ Justin Skoryi
Name:	Justin Skoryi
Title:	Vice President, Market Supervision Manager

Annex A — Issuer Certificate

This Annex A may not be amended except in accordance with the Plan.

1.                                      The Issuer has reviewed and approved, and retained a copy of, the Plan relating to the Shares in accordance with its Policy on Insider Trading.

2.                                      The Plan does not conflict with Issuer’s insider trading policies, and, to the Issuer’s knowledge, there are no legal, regulatory or contractual restrictions imposed by the Issuer that are applicable to the Fund as of the date of this representation that would prohibit the Fund from entering into the Plan or affecting any sale of Shares pursuant to the Plan.

3.                                      While the Plan is effective, Issuer agrees to confirm by telephone, upon reasonable request of Merrill Lynch, the following due diligence items:

a.                                      the composition of Issuer’s board of directors and the record holdings of the Fund as of a recent date, and

b.                                      If the Issuer is aware of a legal, regulatory or contractual restriction imposed by the Issuer applicable to the Fund or Fund’s affiliates that would prohibit any sale pursuant to the Plan (other than any such restriction relating to Fund’s possession or alleged possession of material nonpublic information about the Issuer or its securities) (the confirmation merely stating that a restriction applies to the Fund without specifying the reasons for the restriction);

Dated:	March 29, 2019
By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief
Financial Officer

11

Exhibit J

Issuer Name: Chesapeake Energy Corporation

Fund Name: NGP XI US Holdings, L.P.

Symbol: CHK

Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions

The undersigned, NGP XI US Holdings, L.P. (the “Fund”), as of March 29, 2019 (the “Adoption Date”), establishes this Sales Plan (“Plan”) in order to sell shares of the common stock (“Shares”) of Chesapeake Energy Corporation (“Issuer”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  The Fund requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.                                      Sales Instructions

1.1                               Merrill Lynch is authorized to execute transactions in accordance with the attached SEC Rule 10b5-1 Sales Instruction — Annex (“Sales Instruction”).

With respect to the Shares to be sold under this Plan, the Fund agrees that the Fund is responsible for any and all dividends, rights or payments of any kind that are or may become payable to any purchaser of the Shares sold under this Plan prior to the registration of the Shares in the name of Merrill Lynch or its nominee and, if the Fund is holding all or some of these Shares, the Fund agrees that the Fund shall not be entitled to such dividends, rights or payments prior to the issuance of the Shares.  The Fund agrees to pay or deliver to Merrill Lynch upon demand, any and all funds, securities, dividends or distributions due to it, if, for any reason, the Shares to be issued and sold under this Plan are not promptly delivered to Merrill Lynch.

2.                                      Execution, Average Pricing and Pro Rata Allocation of Sales

The Fund agrees and acknowledges that:

2.1                               If the Fund’s order to sell Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, the Fund’s order shall be handled as “not held”.  A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.  This provision shall only apply to orders handled by a Merrill Lynch trading desk.

2.2                               Merrill Lynch may execute the Fund’s order:  (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate the Fund’s order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each seller.

2.3                               When orders are aggregated, Merrill Lynch shall allocate the proceeds of shares sold pro rata among the sellers, based on the ratio of (x) the shares to be sold and (y) the sum of the proceeds of all shares sold, and Merrill Lynch will provide each seller an “average price confirmation” that identifies the amount of securities sold for the applicable seller together with an average price for sales.

3.                                      Stock Splits/Reincorporation/Reorganizations

3.1                               In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

3.2                               In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be sold will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Merrill Lynch of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be sold.

3.3                               In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

4.                                      Account Credit

In the event any scheduled sale of Shares is not executed as provided for in Section 1 (or Section 7, if applicable) of the Plan, upon Merrill Lynch’s knowledge of such event, Merrill Lynch shall sell Shares that should have been sold as soon as reasonably practicable, and will credit the Fund’s account as if such sale had been executed as instructed in Section 1 (or Section 7, if applicable), provided, however, that no such sale shall occur after the termination of this Plan, pursuant to this provision.

5.                                      Compliance with Rule 144 and Rule 145

5.1                               The Fund understands and agrees that if the Fund or any entity or individual acting as the Fund’s general partner, is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

5.2                               The Fund requests and authorizes Merrill Lynch to complete and file on behalf of the Fund any Forms 144 (pre-signed on behalf of the fund) necessary to effect sales under the Plan.

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5.3                               If appropriate, the Fund understands that Merrill Lynch will not file a Form 144 until the expiration of the 90 day period following the previously filed Form 144, filed on March 20, 2019, relating to the Shares. The next Form 144 will be filed on or after June 18, 2019 for all remaining Shares not yet sold under the Plan. If additional Form 144 filing is required, Merrill Lynch will make one Form 144 filing at the beginning of each weekly period commencing with the date of the first sale made in connection with this Plan and assuming that Merrill Lynch reasonably believes that sales will be effected during such weekly period under this Plan.

5.4                               A Form 144 shall be filed for all applicable sales pursuant to this Plan and shall indicate that the sales are made pursuant to this Plan.

5.5                               Merrill Lynch will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations in the aggregate for sales under the Plan and, to the extent Merrill Lynch is notified in writing in the manner set forth in this Plan of such sales prior thereto, sales made by any entity or individual acting as the Fund’s general partner who may be deemed an “affiliate” of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations), which entities and individuals currently include David W. Hayes, Esquisto Holdings, LLC, WHR Holdings, LLC, and WHE AcqCo Holdings, LLC.  The Fund will provide the Venture Services Group at Merrill Lynch prior notice of any sales by any of the entities or individuals acting as the Fund’s general partner, and who may be deemed an affiliate of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations).  Notwithstanding the foregoing, the Fund will cause any such general partner of the Fund to refrain from selling any Shares to the extent such sales would in effect, by virtue of the Rule 144 volume limitations, prevent any sales of Shares under this Plan pursuant to the Sales Instruction.

5.6                               The Fund will notify the Venture Services Group at Merrill Lynch prior to taking any action or to causing any other person or entity to take any action that would require the Fund to aggregate sales of Shares pursuant to Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

6.                                      Representations, Warranties and Covenants

In consideration of Merrill Lynch accepting orders to sell securities under this Plan, the Fund makes the following representations, warranties and covenants:

6.1                               The Fund has established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when neither the Fund nor any entity or individual authorizing or directing the Fund to enter into this Plan, including the Fund’s general partner, was aware of material nonpublic information about the Issuer or its Shares.

6.2                               The Fund has consulted with legal counsel and other advisors in connection with its decision to enter into the Plan and has confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

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The Fund has not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-1.

6.3                               The Fund owns all Shares that are subject to the Plan free and clear of liens or encumbrances of any kind, and/or the Fund will own all such Shares free and clear of liens or encumbrances of any kind at the time of their Sale as provided for in this Plan.  There are no restrictions imposed on the Fund, the Shares or the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan.

6.4                               While the Plan is in effect, except as provided in the Plan, the Fund will not engage in offsetting or hedging transactions in violation of Rule 10b5-1; and will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by the Fund.

6.5                               While the Plan is in effect, neither the Fund nor any entity or individual acting as the Fund’s general partner will disclose to any employee of Merrill Lynch, including the Fund’s Private Wealth Advisor or Financial Advisor, any material nonpublic information concerning the Shares or the Issuer.  The Fund and Merrill Lynch acknowledge and agree that Merrill Lynch shall not sell Shares pursuant to this Plan at any time when any person at Merrill Lynch executing or effecting such sales is aware of material nonpublic information concerning the Issuer or its securities.

6.6                               While the Plan is in effect, the Fund will not attempt to exercise any influence over how, when or whether to effect sales of Shares pursuant to the Plan.

6.7                               The Plan does not violate the Issuer’s insider trading policies.

6.8                               The Fund agrees to make or cause to be made all filings required under the Securities Act and/or the Exchange Act, including under Rule 144 and pursuant to Section 13 and Section 16 of the Exchange Act, and any other filings necessary provided however, that Merrill Lynch shall be responsible for the preparation and filing of Forms 144 to the extent set forth in Section 5.2.

6.9                               As to delivery requirements:

1.                                      Prior to the date of execution of any sales specified under the Plan, the Fund agrees to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be sold pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect settlement of sales of such Shares on the Fund’s behalf.

2.                                      The Fund agrees that Merrill Lynch’s obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

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6.10                        The Fund agrees to inform Merrill Lynch as soon as possible after the Fund’s manager becomes aware of any of the following:

1.                                      any subsequent restrictions imposed on the Fund due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan, and

2.                                      the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 7 or Section 8 of the Plan, respectively.

6.11                        The Fund has provided, or caused the Issuer to provide, Merrill Lynch with a certificate completed by the Issuer, substantially in the form of Annex A hereto (“Issuer Certificate”).

6.12                        The Fund is duly organized, formed or incorporated, as the case may be, and is authorized, empowered and qualified to execute this Plan. The individual signing this Plan and any agreements contemplated hereby and thereby on the Fund’s behalf has been duly authorized to do so.

7.                                      Suspension

7.1                               Sales pursuant to Section 1 above shall be suspended where:

1.                                      Merrill Lynch determines that a suspension, halt or delay of trading of Shares on securities exchanges, alternative trading systems, and other markets it accesses to sell Shares (each a “Trading System”) prevents Merrill Lynch from selling Shares under this Plan, such as when there is a market-wide regulatory halt or delay.  For the avoidance of doubt, if there is a non-regulatory halt or delay of trading on a Trading System, such as a halt or delay of trading due to a systems issue specific to that Trading System, Merrill Lynch may sell Shares under this Plan on another Trading System that is not affected by the halt or delay;

2.                                      there is insufficient demand for any or all of the Shares at or above the specified price (e.g., the specified price met but all Shares could not be sold at or above the specified price);

3.                                      Merrill Lynch, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares;

4.                                      Merrill Lynch is notified in writing by the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Fund (including without limitation, Regulation M) or other material adverse consequence to the Issuer;

5.                                      Merrill Lynch is notified in writing by the Issuer that (i) in the case of Shares being sold that will be acquired pursuant to a registration statement filed under the

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Securities Act, the registration statement has terminated, been suspended, expired or is otherwise unavailable; or (ii) a public announcement of a public offering of securities by the Issuer has been made.

7.2                               Merrill Lynch will resume sales in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume sales in accordance with Section 1 of the Plan in the case of the occurrence of an event described in 7.1.4 or 7.1.5 above or (b) Merrill Lynch determines, in its sole discretion, that it may resume sales in accordance with the Plan in the case of the occurrence of an event described in 7.1.1, 7.1.2 or 7.1.3 above.

7.3                               Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under this Section will be carried forward to be sold with the next amount of shares to be sold in accordance with Section 1 of the Plan. In the event Section 1 of the Plan provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with Section 1 of the Plan.

7.4                               Merrill Lynch is released from all liability in connection with any suspension of sales, including, but not limited to, liability for the loss of market value.

8.                                      Termination

The Plan shall terminate on the earliest to occur of the following:

8.1                               the end date listed in the Sales Instruction;

8.2                               the completion of all sales contemplated in Section 1 of the Plan;

8.3                               the Fund’s or Merrill Lynch’s reasonable determination that:  (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws;  (b) the Fund has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Fund has made misstatements in its representations or warranties in Section 6, above;

8.4                               receipt by Merrill Lynch of written notice from the Issuer or the Fund of:  (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

8.5                               receipt by Merrill Lynch of written notice of termination from the Fund or Issuer.

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9.                                      Indemnification

9.1                               The Fund agrees to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by the Fund of the Plan, or any violation by the Fund of applicable federal or state laws or regulations.  This indemnification shall survive termination of the Plan.

9.2                               Merrill Lynch agrees to indemnify and hold harmless the Fund and its directors, officers, managers, partners, employees and affiliates from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating, any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan. This indemnification shall survive termination of the Plan.

10.                               Modification and Amendment

The Plan, including the Sales Instruction, may be modified or amended only upon (a) the written agreement of the Fund and Merrill Lynch; (b) the receipt by Merrill Lynch of written confirmation from the Fund to the effect that the representations, warranties and covenants contained in Section 6 above, are true as of the date of such written confirmation; and (c) the receipt by Merrill Lynch of a new Issuer Certificate or written confirmation signed by the Issuer that the representations, warranties and covenants contained in the original Issuer Certificate are true as of the date of such written confirmation.

11.                               Counterparts

The Plan may be signed in counterparts, each of which will be an original.

12.                               Entire Agreement

The Plan, including the representations, warranties and covenants in Section 6, constitutes the entire agreement between the Fund and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

13.                               Governing Law

This Plan will be governed by and construed in accordance with the laws of the State of New York.

14.                               Information

14.1                        The Fund authorizes Merrill Lynch, and Merrill Lynch agrees, to transmit transaction information via email regarding open market transactions under the Plan to:

Name: Jeff Zlotky	Name: Sam Stoutner
Title: Partner and General Counsel	Title: Principal

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Organization: NGP Energy Capital	Organization: NGP Energy Capital
Tel: 972-432-1384	Tel: 972-432-1446
e-mail: jzlotky@ngptrs.com	e-mail: sstoutner@ngptrs.com

14.2                        Merrill Lynch agrees that best efforts will be made to notify the designated contacts set forth in Section 14.1 of all open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale.

14.3                        The Fund acknowledges that Merrill Lynch (a) has no obligation to confirm receipt of any emailed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

14.4                        If any of the above contact information changes, or the Fund would like to terminate this authorization, the Fund will promptly notify Merrill Lynch in writing.  The Fund further authorizes Merrill Lynch to transmit transaction information to a third party service provider who will make the information available, within the time frame specified in Section 14.2, to the Fund’s designated representative(s) listed above.

15.                               Notices

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch, to:

Valerie Garcia Houts	Henry Villeda
Managing Director-Wealth Management	Senior Vice President
Senior International Financial Advisor	Venture Services Group
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Inc.
Merrill Lynch, Pierce, Fenner & Smith Inc.	101 California Street, Suite 1300
101 California Street, Suite 1300	San Francisco, CA 94111
San Francisco, CA 94111	T 415.576.8638
T 415.576.8609	henry_villeda@ml.com
valerie_houts@ml.com

Timothy Walker	Justin Skoryi
Registered Analyst — Relationship Management	Vice President, Market Supervision Manager
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch, Pierce, Fenner & Smith Inc.	Venture Services
114 W 47th St, 17th Floor	101 California St, Ste 1300
New York, NY 10036	San Francisco, CA 94111
T 212.382.8584	Phn: 415-955-3822
timothy.m.walker@ml.com	justin.skoryi@ml.com

If to the Fund, to: On File

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[Signature Page Follows]

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This Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions is established and agreed to as of the Adoption Date.

NGP XI US Holdings, L.P.
By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person of NGP XI Holdings GP, L.L.C., the general partner of NGP XI US Holdings, L.P.
Date:	March 29, 2019

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acknowledged and Agreed this 29th day of

March, 2019

By:	/s/ Justin Skoryi
Name:	Justin Skoryi
Title:	Vice President, Market Supervision Manager

Annex A — Issuer Certificate

This Annex A may not be amended except in accordance with the Plan.

1.                                      The Issuer has reviewed and approved, and retained a copy of, the Plan relating to the Shares in accordance with its Policy on Insider Trading.

2.                                      The Plan does not conflict with Issuer’s insider trading policies, and, to the Issuer’s knowledge, there are no legal, regulatory or contractual restrictions imposed by the Issuer that are applicable to the Fund as of the date of this representation that would prohibit the Fund from entering into the Plan or affecting any sale of Shares pursuant to the Plan.

3.                                      While the Plan is effective, Issuer agrees to confirm by telephone, upon reasonable request of Merrill Lynch, the following due diligence items:

a.                                      the composition of Issuer’s board of directors and the record holdings of the Fund as of a recent date, and

b.                                      If the Issuer is aware of a legal, regulatory or contractual restriction imposed by the Issuer applicable to the Fund or Fund’s affiliates that would prohibit any sale pursuant to the Plan (other than any such restriction relating to Fund’s possession or alleged possession of material nonpublic information about the Issuer or its securities) (the confirmation merely stating that a restriction applies to the Fund without specifying the reasons for the restriction);

Dated:	March 29, 2019
By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief
Financial Officer

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Exhibit K

Issuer Name: Chesapeake Energy Corporation

Fund Name: WHE AcqCo Holdings, LLC

Symbol: CHK

Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions

The undersigned, WHE AcqCo Holdings, LLC (the “Fund”), as of March 29, 2019 (the “Adoption Date”), establishes this Sales Plan (“Plan”) in order to sell shares of the common stock (“Shares”) of Chesapeake Energy Corporation (“Issuer”), pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  The Fund requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) execute the Plan as follows:

1.                                      Sales Instructions

1.1                               Merrill Lynch is authorized to execute transactions in accordance with the attached SEC Rule 10b5-1 Sales Instruction — Annex (“Sales Instruction”).

With respect to the Shares to be sold under this Plan, the Fund agrees that the Fund is responsible for any and all dividends, rights or payments of any kind that are or may become payable to any purchaser of the Shares sold under this Plan prior to the registration of the Shares in the name of Merrill Lynch or its nominee and, if the Fund is holding all or some of these Shares, the Fund agrees that the Fund shall not be entitled to such dividends, rights or payments prior to the issuance of the Shares.  The Fund agrees to pay or deliver to Merrill Lynch upon demand, any and all funds, securities, dividends or distributions due to it, if, for any reason, the Shares to be issued and sold under this Plan are not promptly delivered to Merrill Lynch.

2.                                      Execution, Average Pricing and Pro Rata Allocation of Sales

The Fund agrees and acknowledges that:

2.1                               If the Fund’s order to sell Shares pursuant to the Plan, whether market or limit, is handled by a Merrill Lynch trading desk, the Fund’s order shall be handled as “not held”.  A “not held” or “working order” permits a Merrill Lynch trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.  This provision shall only apply to orders handled by a Merrill Lynch trading desk.

2.2                               Merrill Lynch may execute the Fund’s order:  (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate the Fund’s order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as a block or in multiple smaller transactions, and allocate an average price to each seller.

2.3                               When orders are aggregated, Merrill Lynch shall allocate the proceeds of shares sold pro rata among the sellers, based on the ratio of (x) the shares to be sold and (y) the sum of the proceeds of all shares sold, and Merrill Lynch will provide each seller an “average price confirmation” that identifies the amount of securities sold for the applicable seller together with an average price for sales.

3.                                      Stock Splits/Reincorporation/Reorganizations

3.1                               In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

3.2                               In the event of a stock dividend or spin-off, the quantity and price at which the Shares are to be sold will be adjusted as instructed by the Issuer. Any adjustment shall only become effective upon receipt by Merrill Lynch of written notice from Issuer as to the occurrence of the dividend or spin-off, as well as specific instructions as to the adjustment to the quantity and price at which Shares are to be sold.

3.3                               In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares of the Issuer for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan.

4.                                      Account Credit

In the event any scheduled sale of Shares is not executed as provided for in Section 1 (or Section 7, if applicable) of the Plan, upon Merrill Lynch’s knowledge of such event, Merrill Lynch shall sell Shares that should have been sold as soon as reasonably practicable, and will credit the Fund’s account as if such sale had been executed as instructed in Section 1 (or Section 7, if applicable), provided, however, that no such sale shall occur after the termination of this Plan, pursuant to this provision.

5.                                      Compliance with Rule 144 and Rule 145

5.1                               The Fund understands and agrees that if the Fund or any entity or individual acting as the Fund’s general partner, is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

5.2                               The Fund requests and authorizes Merrill Lynch to complete and file on behalf of the Fund any Forms 144 (pre-signed on behalf of the fund) necessary to effect sales under the Plan.

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5.3                               If appropriate, the Fund understands that Merrill Lynch will not file a Form 144 until the expiration of the 90 day period following the previously filed Form 144, filed on March 20, 2019, relating to the Shares. The next Form 144 will be filed on or after June 18, 2019 for all remaining Shares not yet sold under the Plan. If additional Form 144 filing is required, Merrill Lynch will make one Form 144 filing at the beginning of each weekly period commencing with the date of the first sale made in connection with this Plan and assuming that Merrill Lynch reasonably believes that sales will be effected during such weekly period under this Plan.

5.4                               A Form 144 shall be filed for all applicable sales pursuant to this Plan and shall indicate that the sales are made pursuant to this Plan.

5.5                               Merrill Lynch will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations in the aggregate for sales under the Plan and, to the extent Merrill Lynch is notified in writing in the manner set forth in this Plan of such sales prior thereto, sales made by any entity or individual acting as the Fund’s general partner who may be deemed an “affiliate” of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations), which entities and individuals currently include David W. Hayes, Esquisto Holdings, LLC, NGP XI US Holdings, L.P., and WHR Holdings, LLC.  The Fund will provide the Venture Services Group at Merrill Lynch prior notice of any sales by any of the entities or individuals acting as the Fund’s general partner, and who may be deemed an affiliate of the Issuer (or who otherwise is required to aggregate sales of Shares with the Fund for purposes of the Rule 144 volume limitations).  Notwithstanding the foregoing, the Fund will cause any such general partner of the Fund to refrain from selling any Shares to the extent such sales would in effect, by virtue of the Rule 144 volume limitations, prevent any sales of Shares under this Plan pursuant to the Sales Instruction.

5.6                               The Fund will notify the Venture Services Group at Merrill Lynch prior to taking any action or to causing any other person or entity to take any action that would require the Fund to aggregate sales of Shares pursuant to Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

6.                                      Representations, Warranties and Covenants

In consideration of Merrill Lynch accepting orders to sell securities under this Plan, the Fund makes the following representations, warranties and covenants:

6.1                               The Fund has established the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when neither the Fund nor any entity or individual authorizing or directing the Fund to enter into this Plan, including the Fund’s general partner, was aware of material nonpublic information about the Issuer or its Shares.

6.2                               The Fund has consulted with legal counsel and other advisors in connection with its decision to enter into the Plan and has confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

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The Fund has not received or relied on any representations by Merrill Lynch regarding the Plan’s compliance with Rule 10b5-1.

6.3                               The Fund owns all Shares that are subject to the Plan free and clear of liens or encumbrances of any kind, and/or the Fund will own all such Shares free and clear of liens or encumbrances of any kind at the time of their Sale as provided for in this Plan.  There are no restrictions imposed on the Fund, the Shares or the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan.

6.4                               While the Plan is in effect, except as provided in the Plan, the Fund will not engage in offsetting or hedging transactions in violation of Rule 10b5-1; and will notify Merrill Lynch in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities initiated by the Fund.

6.5                               While the Plan is in effect, neither the Fund nor any entity or individual acting as the Fund’s general partner will disclose to any employee of Merrill Lynch, including the Fund’s Private Wealth Advisor or Financial Advisor, any material nonpublic information concerning the Shares or the Issuer.  The Fund and Merrill Lynch acknowledge and agree that Merrill Lynch shall not sell Shares pursuant to this Plan at any time when any person at Merrill Lynch executing or effecting such sales is aware of material nonpublic information concerning the Issuer or its securities.

6.6                               While the Plan is in effect, the Fund will not attempt to exercise any influence over how, when or whether to effect sales of Shares pursuant to the Plan.

6.7                               The Plan does not violate the Issuer’s insider trading policies.

6.8                               The Fund agrees to make or cause to be made all filings required under the Securities Act and/or the Exchange Act, including under Rule 144 and pursuant to Section 13 and Section 16 of the Exchange Act, and any other filings necessary provided however, that Merrill Lynch shall be responsible for the preparation and filing of Forms 144 to the extent set forth in Section 5.2.

6.9                               As to delivery requirements:

1.                                      Prior to the date of execution of any sales specified under the Plan, the Fund agrees to have delivered into the custody of Merrill Lynch the total amount of the Shares that may be sold pursuant to the Plan, together with all transfer documents and other authorizations required for Merrill Lynch to effect settlement of sales of such Shares on the Fund’s behalf.

2.                                      The Fund agrees that Merrill Lynch’s obligation to execute sales under the Plan is conditioned on the satisfaction of the foregoing delivery requirements.

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6.10                        The Fund agrees to inform Merrill Lynch as soon as possible after the Fund’s manager becomes aware of any of the following:

1.                                      any subsequent restrictions imposed on the Fund due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent Merrill Lynch or the Fund from complying with the Plan, and

2.                                      the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 7 or Section 8 of the Plan, respectively.

6.11                        The Fund has provided, or caused the Issuer to provide, Merrill Lynch with a certificate completed by the Issuer, substantially in the form of Annex A hereto (“Issuer Certificate”).

6.12                        The Fund is duly organized, formed or incorporated, as the case may be, and is authorized, empowered and qualified to execute this Plan. The individual signing this Plan and any agreements contemplated hereby and thereby on the Fund’s behalf has been duly authorized to do so.

7.                                      Suspension

7.1                               Sales pursuant to Section 1 above shall be suspended where:

1.                                      Merrill Lynch determines that a suspension, halt or delay of trading of Shares on securities exchanges, alternative trading systems, and other markets it accesses to sell Shares (each a “Trading System”) prevents Merrill Lynch from selling Shares under this Plan, such as when there is a market-wide regulatory halt or delay.  For the avoidance of doubt, if there is a non-regulatory halt or delay of trading on a Trading System, such as a halt or delay of trading due to a systems issue specific to that Trading System, Merrill Lynch may sell Shares under this Plan on another Trading System that is not affected by the halt or delay;

2.                                      there is insufficient demand for any or all of the Shares at or above the specified price (e.g., the specified price met but all Shares could not be sold at or above the specified price);

3.                                      Merrill Lynch, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares;

4.                                      Merrill Lynch is notified in writing by the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Fund (including without limitation, Regulation M) or other material adverse consequence to the Issuer;

5.                                      Merrill Lynch is notified in writing by the Issuer that (i) in the case of Shares being sold that will be acquired pursuant to a registration statement filed under the

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Securities Act, the registration statement has terminated, been suspended, expired or is otherwise unavailable; or (ii) a public announcement of a public offering of securities by the Issuer has been made.

7.2                               Merrill Lynch will resume sales in accordance with the Plan as promptly as practicable after (a) Merrill Lynch receives notice in writing from the Issuer that it may resume sales in accordance with Section 1 of the Plan in the case of the occurrence of an event described in 7.1.4 or 7.1.5 above or (b) Merrill Lynch determines, in its sole discretion, that it may resume sales in accordance with the Plan in the case of the occurrence of an event described in 7.1.1, 7.1.2 or 7.1.3 above.

7.3                               Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under this Section will be carried forward to be sold with the next amount of shares to be sold in accordance with Section 1 of the Plan. In the event Section 1 of the Plan provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with Section 1 of the Plan.

7.4                               Merrill Lynch is released from all liability in connection with any suspension of sales, including, but not limited to, liability for the loss of market value.

8.                                      Termination

The Plan shall terminate on the earliest to occur of the following:

8.1                               the end date listed in the Sales Instruction;

8.2                               the completion of all sales contemplated in Section 1 of the Plan;

8.3                               the Fund’s or Merrill Lynch’s reasonable determination that:  (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws;  (b) the Fund has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) the Fund has made misstatements in its representations or warranties in Section 6, above;

8.4                               receipt by Merrill Lynch of written notice from the Issuer or the Fund of:  (a) the filing of a bankruptcy petition by the Issuer; (b) the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

8.5                               receipt by Merrill Lynch of written notice of termination from the Fund or Issuer.

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9.                                      Indemnification

9.1                               The Fund agrees to indemnify and hold harmless Merrill Lynch and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to Merrill Lynch’s actions taken in compliance with the Plan, any breach by the Fund of the Plan, or any violation by the Fund of applicable federal or state laws or regulations.  This indemnification shall survive termination of the Plan.

9.2                               Merrill Lynch agrees to indemnify and hold harmless the Fund and its directors, officers, managers, partners, employees and affiliates from and against all claims, losses, damages and liabilities including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating, any such action or claim, arising out of or attributable to Merrill Lynch’s gross negligence or willful misconduct in connection with the Plan. This indemnification shall survive termination of the Plan.

10.                               Modification and Amendment

The Plan, including the Sales Instruction, may be modified or amended only upon (a) the written agreement of the Fund and Merrill Lynch; (b) the receipt by Merrill Lynch of written confirmation from the Fund to the effect that the representations, warranties and covenants contained in Section 6 above, are true as of the date of such written confirmation; and (c) the receipt by Merrill Lynch of a new Issuer Certificate or written confirmation signed by the Issuer that the representations, warranties and covenants contained in the original Issuer Certificate are true as of the date of such written confirmation.

11.                               Counterparts

The Plan may be signed in counterparts, each of which will be an original.

12.                               Entire Agreement

The Plan, including the representations, warranties and covenants in Section 6, constitutes the entire agreement between the Fund and Merrill Lynch regarding the Plan and supersedes any prior agreements or understandings regarding the Plan.

13.                               Governing Law

This Plan will be governed by and construed in accordance with the laws of the State of New York.

14.                               Information

14.1                        The Fund authorizes Merrill Lynch, and Merrill Lynch agrees, to transmit transaction information via email regarding open market transactions under the Plan to:

Name: Jeff Zlotky	Name: Sam Stoutner
Title: Partner and General Counsel	Title: Principal

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Organization: NGP Energy Capital	Organization: NGP Energy Capital
Tel: 972-432-1384	Tel: 972-432-1446
e-mail: jzlotky@ngptrs.com	e-mail: sstoutner@ngptrs.com

14.2                        Merrill Lynch agrees that best efforts will be made to notify the designated contacts set forth in Section 14.1 of all open market transactions under the Plan (purchase or sale) by the close of business on the day of the purchase or sale.

14.3                        The Fund acknowledges that Merrill Lynch (a) has no obligation to confirm receipt of any emailed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

14.4                        If any of the above contact information changes, or the Fund would like to terminate this authorization, the Fund will promptly notify Merrill Lynch in writing.  The Fund further authorizes Merrill Lynch to transmit transaction information to a third party service provider who will make the information available, within the time frame specified in Section 14.2, to the Fund’s designated representative(s) listed above.

15.                               Notices

All notices given by the parties under the Plan will be as follows:

If to Merrill Lynch, to:

Valerie Garcia Houts	Henry Villeda
Managing Director-Wealth Management	Senior Vice President
Senior International Financial Advisor	Venture Services Group
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Inc.
Merrill Lynch, Pierce, Fenner & Smith Inc.	101 California Street, Suite 1300
101 California Street, Suite 1300	San Francisco, CA 94111
San Francisco, CA 94111	T 415.576.8638
T 415.576.8609	henry_villeda@ml.com
valerie_houts@ml.com

Timothy Walker	Justin Skoryi
Registered Analyst — Relationship Management	Vice President, Market Supervision Manager
Venture Services Group	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch, Pierce, Fenner & Smith Inc.	Venture Services
114 W 47th St, 17th Floor	101 California St, Ste 1300
New York, NY 10036	San Francisco, CA 94111
T 212.382.8584	Phn: 415-955-3822
timothy.m.walker@ml.com	justin.skoryi@ml.com

If to the Fund, to: On File

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[Signature Page Follows]

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This Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions is established and agreed to as of the Adoption Date.

WHE AcqCo Holdings, LLC
By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person of WHE AcqCo Holdings, LLC
Date:	March 29, 2019

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acknowledged and Agreed this 29th day of

March, 2019

By:	/s/ Justin Skoryi
Name:	Justin Skoryi
Title:	Vice President, Market Supervision Manager

Annex A — Issuer Certificate

This Annex A may not be amended except in accordance with the Plan.

1.                                      The Issuer has reviewed and approved, and retained a copy of, the Plan relating to the Shares in accordance with its Policy on Insider Trading.

2.                                      The Plan does not conflict with Issuer’s insider trading policies, and, to the Issuer’s knowledge, there are no legal, regulatory or contractual restrictions imposed by the Issuer that are applicable to the Fund as of the date of this representation that would prohibit the Fund from entering into the Plan or affecting any sale of Shares pursuant to the Plan.

3.                                      While the Plan is effective, Issuer agrees to confirm by telephone, upon reasonable request of Merrill Lynch, the following due diligence items:

a.                                      the composition of Issuer’s board of directors and the record holdings of the Fund as of a recent date, and

b.                                      If the Issuer is aware of a legal, regulatory or contractual restriction imposed by the Issuer applicable to the Fund or Fund’s affiliates that would prohibit any sale pursuant to the Plan (other than any such restriction relating to Fund’s possession or alleged possession of material nonpublic information about the Issuer or its securities) (the confirmation merely stating that a restriction applies to the Fund without specifying the reasons for the restriction);

Dated:	March 29, 2019
By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief
Financial Officer

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